UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

GEE Group Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

36165A102

(CUSIP Number)

DAVID SANDBERG

RED OAK PARTNERS, LLC

40 SE 5th Street, Suite 502

Boca Raton, FL 33432

(212) 614-8952

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON The Red Oak Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,057,244
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,057,244

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,057,244

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

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1	NAME OF REPORTING PERSON The Red Oak Long Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,895,431
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,895,431

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,895,431

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

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1	NAME OF REPORTING PERSON Red Oak Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,952,675
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,952,675

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,952,675

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

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1	NAME OF REPORTING PERSON David Sandberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,952,675
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,952,675

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,952,675

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

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This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC on March 30, 2023, as amended by amendment 1 (as amended, the “Schedule 13D”) relating to the Common Stock, no par value of Gee Group Inc., an Illinois corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7751 Belfort Parkway, Suite 150, Jacksonville, Florida 32256. Except as specifically amended and supplemented by this Amendment No. 2, all other provision of the Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

The Red Oak Long Fund, LP, a Delaware limited partnership (“Red Oak Long Fund”);

Red Oak Partners, LLC, a Florida limited liability company (“Red Oak Partners”); and

David Sandberg, as the controlling member of Red Oak Partners.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund and Red Oak Long Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement.  Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of the Funds, Red Oak Partners and Mr. Sandberg is 40 SE 5th Street, Suite 502, Boca Raton, FL 33432.

Mr. Sandberg is a citizen of the United States of America.

(d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Effective August 9, 2023, Red Oak Partners entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer. Under the terms of the Cooperation Agreement, Red Oak Partners has permanently rescinded its nominations and proposals for the Issuer’s upcoming 2023 Annual Meeting of Shareholders (the “2023 Annual Meeting”), and has agreed to these and other terms as detailed in the Cooperation Agreement filed by the Issuer with the United States Securities and Exchange Commission on August 14, 2023.

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Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)       The aggregate percentage of the Issuer’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 113,145,730 shares of common stock outstanding at August 11, 2023, as reported by the Issuer on its Form 10-Q, filed with the United States Securities and Exchange Commission on August 14, 2023. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 9,952,675 shares of Common Stock, representing 8.8% of all the outstanding shares of Common Stock. The Funds are each controlled by Red Oak Partners. Therefore, Red Oak Partners may be deemed to beneficially own (i) the 6,057,244 shares of Common Stock held by the Red Oak Fund, and (ii) the 3,895,431 shares of Common Stock held by the Red Oak Long Fund.

Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 9,952,675 shares of Common Stock beneficially owned by Red Oak Partners through the Funds, representing 8.8% of all the outstanding shares of Common Stock.

Red Oak Fund may be deemed to beneficially own 6,057,244 shares of Common Stock, representing 5.4% of all the outstanding shares of Common Stock. Red Oak Long Fund may be deemed to beneficially own 3,895,431 shares of Common Stock, representing 3.4% of all the outstanding shares of Common Stock.

(b)       Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 6,057,244 shares of Common Stock held by the Red Oak Fund, and (ii) the 3,895,431 shares of Common Stock held by the Red Oak Long Fund. No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)       None of the Reporting Persons have entered into any transactions in shares of Common Stock during the past sixty (60) days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The relationships between Mr. Sandberg, Red Oak Partners and the Funds are described above under Item 2.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2023

RED OAK PARTNERS, LLC

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK LONG FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

By:	/s/ David Sandberg
David Sandberg

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